FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

IM Cannabis Corp. (the "Company")

Suite 2300 - 550 Burrard Street

Vancouver, BC, Canada, V6C 2B5

Item 2 - Date of Material Change

The date of the material change was October 4, 2022.

Item 3 - News Release

A news release disclosing the material change was issued by the Company through the services of Canadian Newswire on October 5, 2022 and subsequently filed on the Company's SEDAR profile at www.sedar.com.

Item 4 - Summary of Material Change

The Company announced the closing of the second tranche of its non-brokered private placement offering, as described in the Company's press release dated August 19, 2022, of 1,112,504 common shares of the Company (the "Common Shares") at a price of USD$0.50 per Common Share for aggregate proceeds of USD$556,252.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

The Company announced that it closed the second tranche of its previously announced non-brokered private placement offering of up to 10,000,000 Common Shares for aggregate proceeds of up to US$5,000,000 (the "Offering"). The Company issued 1,112,504 Common Shares in the second tranche of the Offering at a price of USD$0.50 per Common Share for aggregate proceeds of USD$556,252.

The Company intends to use the proceeds from the Offering for general working capital purposes.

All securities issued under the Offering are subject to a hold period of four months and one day from the closing date under applicable Canadian securities laws, in addition to such other restrictions as may apply under applicable securities laws of jurisdictions outside Canada.

Marc Lustig, Executive Chairman and Director of the Company, subscribed for 1,112,504 Common Shares for aggregate proceeds of US$556,252 (the "Insider"). As a result of the participation by the Insider, the Offering is considered a "related party transaction" pursuant to Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value of the Insiders' participation in the Offering was below 25% of the Company's market capitalization for purposes of MI 61-101.

The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, the Common

Shares may not be offered or sold within the United States, its territories or possessions, any state of the United States or the District of Columbia (collectively, the "United States") or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable securities laws of any state of the United States.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Yael Harrosh

Chief Legal and Operations Officer +972-54-6687515

Item 9 - Date of Report

October 7, 2022